United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): May 29, 2019

Fidelity National Information Services, Inc.

(Exact name of Registrant as Specified in its Charter)

1-16427

(Commission

File Number)

Georgia	37-1490331
(State or Other Jurisdiction of Incorporation or Organization)	(IRS Employer Identification Number)

601 Riverside Avenue

Jacksonville, Florida 32204

(Address of Principal Executive Offices)

(904) 438-6000

(Registrant’s Telephone Number, Including Area Code)

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	FIS	New York Stock Exchange
0.400% Senior Notes due 2021	FIS21A	New York Stock Exchange
1.700% Senior Notes due 2022	FIS22B	New York Stock Exchange
1.100% Senior Notes due 2024	FIS24A	New York Stock Exchange
Floating Rate Senior Notes due 2021	FIS21B	New York Stock Exchange
0.125% Senior Notes due 2021	FIS21C	New York Stock Exchange
0.750% Senior Notes due 2023	FIS23A	New York Stock Exchange
1.500% Senior Notes due 2027	FIS27	New York Stock Exchange
2.000% Senior Notes due 2030	FIS30	New York Stock Exchange
2.950% Senior Notes due 2039	FIS39	New York Stock Exchange
2.602% Senior Notes due 2025	FIS25A	New York Stock Exchange
3.360% Senior Notes due 2031	FIS31	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

Third Amendment and Joinder to Credit Agreement

On May 29, 2019, Fidelity National Information Services, Inc. (“FIS”) entered into a Third Amendment and Joinder Agreement (the “Third Amendment”) with the financial institutions party thereto as lenders and JPMorgan Chase Bank, N.A., as administrative agent (in such capacity, the “Administrative Agent”), which Third Amendment amends FIS’s existing credit agreement (as so amended, the “Amended Credit Agreement”) to, among other things, (i) increase the revolving credit commitments thereunder by an aggregate principal amount of $1,500,000,000 up to an aggregate principal amount of $5,500,000,000, (ii) establish a new swing line subfacility for same-day borrowings in Euros in an aggregate principal amount equal to the U.S. dollar equivalent of $4,735,000,000, (iii) refresh FIS’s ability to increase the revolving credit commitments under the Amended Credit Agreement in the future by an aggregate principal amount of up to $1,500,000,00 and (iv) in the calculation of consolidated EBITDA, increase the cap on the add-back for cost savings, operating expense reductions and synergies from 15% to 20% of consolidated EBITDA and extend the realization period for such add-backs from 18 months to 24 months.

Borrowings under the Amended Credit Agreement will be used for general corporate purposes, including backstopping any notes that FIS may issue under its U.S. Commercial Paper Program or its newly established Euro-Commercial Paper Program.

The foregoing description of the Third Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Third Amendment, a copy of which is filed as Exhibit 10.1 and is hereby incorporated into this report by reference.

Item 2.03	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information in Item 1.01 under the heading “Third Amended and Restated Joinder to Credit Agreement” is incorporated by reference into this Item 2.03.

Item 8.01	Other Events.

U.S. Commercial Paper Program Increase

On May 29, 2019, FIS also increased the capacity under its existing U.S. commercial paper program (the “U.S. Commercial Paper Program”) for the issuance and sale of senior, unsecured commercial paper notes (the “U.S. Notes”) to $5,500,000,000.

Euro-Commercial Paper Program Establishment

On May 29, 2019, FIS established a euro-commercial paper program (the “Euro-Commercial Paper Program”) for the issuance and sale of senior, unsecured commercial paper notes (the “Euro Notes”, and together with the U.S. Notes, the “Notes”), up to a maximum aggregate amount outstanding at any time of $4,735,000,000 (or its equivalent in other currencies). The Notes will have maturities of up to 183 days from the date of issue. The proceeds of the Notes are expected to be used for payment of certain of the costs and expenses of the Worldpay transaction and for general corporate purposes.

This Current Report on Form 8-K does not constitute an offer to sell nor a solicitation of an offer to buy any security. The Notes have not been and will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws, and may not be offered or sold in the United States absent registration or in reliance upon an applicable exemption from the registration requirements under the Securities Act and applicable state laws.

On May 29, 2019, FIS issued a press release announcing that it had (i) completed an amendment of its Amended Credit Agreement (ii) increased the capacity under its U.S. Commercial Paper Program and (iii) established the Euro-Commercial Paper Program.

A copy of the press release is attached hereto as Exhibit 99.1.

Statement Regarding Forward-Looking Information

The statements contained in this release that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or “Securities Act” and Section 21E of the Securities Exchange Act of 1934, as amended, or “Exchange Act,” including statements regarding our expectations, hopes, intentions, or strategies regarding the future. These statements relate to, among other things, business and market conditions, outlook and our future financial and operating results and debt. In many cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” or “continue,” or the negative of these terms, and other comparable terminology. Actual results could differ materially from those anticipated in these statements as a result of a number of factors, including, but not limited to:

•	the risk of changes in prevailing interest rates for commercial paper from those currently available, either as of the time of the merger or as of the time any such borrowings are refinanced;

•

the risk of disruptions in the markets for commercial paper, or adverse credit events with respect to FIS or Worldpay, that could make the anticipated commercial paper borrowings more expensive or unavailable;

•	the risk that the transactions described herein will not be completed or will not provide the expected benefits, or that we will not be able to achieve the cost or revenue synergies anticipated;

•	the risk that the integration of FIS and Worldpay, Inc. (“Worldpay”) will be more difficult, time-consuming or expensive than anticipated;

•	the risk of customer loss or other business disruption in connection with the transaction, or of the loss of key employees;

•	the possible occurrence of an event, change or other circumstance that would give rise to the termination of the merger agreement;

•	the fact that unforeseen liabilities of FIS or Worldpay may exist;

•	the risk of doing business internationally;

•

changes in general economic, business and political conditions, including the possibility of intensified international hostilities, acts of terrorism, changes in either or both the United States and international lending, capital and financial markets and currency fluctuations;

•

the effect of legislative initiatives or proposals, statutory changes, governmental or other applicable regulations and/or changes in industry requirements, including privacy and cybersecurity laws and regulations;

•

the risks of reduction in revenue from the elimination of existing and potential customers due to consolidation in, or new laws or regulations affecting, the banking, retail and financial services industries or due to financial failures or other setbacks suffered by firms in those industries;

•	changes in the growth rates of the markets for the solutions of FIS and Worldpay;

•	failures to adapt such solutions to changes in technology or in the marketplace;

•

internal or external security breaches of systems, including those relating to unauthorized access, theft, corruption or loss of personal information and computer viruses and other malware affecting our software or platforms, and the reactions of customers, card associations, government regulators and others to any such events;

•

the risk that implementation of software (including software updates) for customers or at customer locations or employee error in monitoring software and platforms may result in the corruption or loss of data or customer information, interruption of business operations, outages, exposure to liability claims or loss of customers;

•	the reaction of current and potential customers to communications from us or regulators regarding information security, risk management, internal audit or other matters;

•

competitive pressures on pricing related to the decreasing number of community banks in the U.S., the development of new disruptive technologies competing with one or more of our solutions, increasing presence of international competitors in the U.S. market and the entry into the market by global banks and global companies with respect to certain competitive solutions, each of which may have the impact of unbundling individual solutions from a comprehensive suite of solutions we provide to many of our customers;

•	the failure to innovate in order to keep up with new emerging technologies, which could impact the merged companies’ solutions and ability to attract new, or retain existing, customers;

•	the failure to meet financial goals to grow business in Brazil after the unwinding of FIS’ Brazilian Venture;

•	the risks of reduction in revenue from the loss of existing and/or potential customers in Brazil after the unwinding of FIS’ Brazilian Venture;

•	an operational or natural disaster at one of our major operations centers; and

•

other risks detailed elsewhere in the two companies’ annual reports on Form 10-K for the year ended December 31, 2018, in our quarterly report on Form 10-Q for the quarterly period ended March 31, 2019 and in our and their other filings with the Securities and Exchange Commission.

Other unknown or unpredictable factors also could have a material adverse effect on our business, financial condition, results of operations and prospects. Accordingly, readers should not place undue reliance on these forward-looking statements. These forward-looking statements are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict. Except as required by applicable law or regulation, we do not undertake (and expressly disclaim) any obligation and do not intend to publicly update or review any of these forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This communication is being made in respect of the proposed merger transaction between FIS and Worldpay. In connection with the proposed merger, on April 15, 2019, FIS filed with the SEC a registration statement on Form S-4, which includes the joint proxy statement of FIS and Worldpay and a prospectus of FIS, as well as other relevant documents regarding the proposed transaction. A definitive joint proxy statement/prospectus will be sent to FIS shareholders and Worldpay stockholders once the registration statement becomes effective. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the joint proxy statement/prospectus, as well as other filings containing information about FIS and Worldpay, may be obtained at the SEC’s website (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from FIS at www.investor.fisglobal.com or by emailing info.investorrelations@fisglobal.com or from Worldpay at http://investors.worldpay.com/ and http://www.investor.fisglobal.com/investoroverview.

Participants in the Solicitation

FIS and Worldpay and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from FIS shareholders and Worldpay stockholders in respect of the transaction described in the joint proxy statement/prospectus. Information regarding FIS’ directors and executive officers is contained in FIS’ Proxy Statement on Schedule 14A, dated April 12, 2019, which is filed with the SEC. Information regarding Worldpay’s directors and executive officers is contained in Worldpay’s Proxy Statement on Schedule 14A, dated April 3, 2019, which is filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit	Description

10.1	Third Amendment and Joinder Agreement, dated as of May 29, 2019, by and among FIS, JPMorgan Chase Bank, N.A., as administrative agent, and the lenders party thereto, including the form of amended Seventh Amended and Restated Credit Agreement attached as Annex A thereto.

99.1	Press Release, dated May 29, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Fidelity National Information Services, Inc.

Date: June 4, 2019	By:	/s/ Marc M. Mayo
	Name:	Marc M. Mayo
	Title:	Corporate Executive Vice President and Chief Legal Officer